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                               INFLUENCE, INC.
                              900 Kearny Street
                                  5th Floor
                           San Francisco, CA 94133

                                                              October 20, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20005

         Re: Application for Withdrawal of Registration Statement on Form S-1 (SEC Reg. No. 333-32987)

Ladies and Gentlemen:

The undersigned, Influence, Inc. a Delaware corporation (the "Registrant"), hereby applies to withdraw the Registration Statement on Form S-1 (SEC Reg. No. 333-32987), as originally filed with the Securities and Exchange Commission (the "Commission") on June 23, 1998, as subsequently amended (the "Registration Statement").

The reason for the Registrant's application of withdrawal is that, based in part on the advice of the Registrant's underwriters as to prevailing market conditions, the Company has determined that proceeding with the public offering at this time is inadvisable.

No securities have been issued or sold under the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the rules and regulations promulgated under the Securities Act of 1933.

Should the staff of the Commission have further questions regarding this application, please do not hesitate to contact our counsel, Paul I. Rachlin, Esq., of Arnold & Porter, at (212) 715-1172, or the undersigned at (415) 421-5600.

IN WITNESS WHEREOF, the undersigned hereby makes this application to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission enter an order confirming and approving the same.

                           Sincerely,

                           INFLUENCE, INC.

                           By: /s/ Peter A. Bick, M.D.
                               Peter A. Bick, M.D.
                               President and Chief
                               Executive Officer